UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                         Host Marriott Corporation

                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                                 44107P104

                              (CUSIP Number)

                             Thomas J. Saylak
                  Blackstone Real Estate Associates L.P.
                        345 Park Avenue, 31st Floor
                         New York, New York 10154
                                (212) 935-2626

                              With a copy to:

                            Gregory Ressa, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                              (212) 455-2000
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                May 3, 1999

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II L.P.

     I.R.S. Identification No. - 13-3930073

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         13,315,506
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         13,315,506
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     13,783,976
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     5.1%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Holdings II L.P.

     I.R.S. Identification No. - 13-3916108

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         3,737,981
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         3,737,981
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     4,206,451
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.6%
(14) TYPE OF REPORTING PERSON
     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II.TE.1 L.P.

     I.R.S. Identification No. - 13-3915147

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         11,204,854
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         11,204,854
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     11,673,324
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.3%
(14) TYPE OF REPORTING PERSON
     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II.TE.2 L.P.

     I.R.S. Identification No. - 13-3915149
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         484,448
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         484,448
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     952,918
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.4%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II.TE.3 L.P.

     I.R.S. Identification No. - 13-3943180

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         2,303,484
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         2,303,484
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,771,954
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.0%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II.TE.4 L.P.

     I.R.S. Identification No. - 13-3943181
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         468,555
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         468,555
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     937,025
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.3%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners II.TE.5 L.P.

     I.R.S. Identification No. - 13-3973673
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         985,554
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         985,554
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,454,024
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.5%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners I L.P.

     I.R.S. Identification No. - 13-3930073
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         4,356,783
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         4,356,783
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     5,088,278
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.9%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners Two L.P.

     I.R.S. Identification No. - 13-3787414
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         285,679
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         285,679
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,017,174
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.4%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners Three L.P.

     I.R.S. Identification No. - 13-3787415
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         2,771,544
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         2,771,544
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     3,503,039
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.3%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Partners IV L.P.

     I.R.S. Identification No. - 13-3787416
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         87,134
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         87,134
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     818,629
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.3%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone RE Capital Partners L.P.

     I.R.S. Identification No. - 13-3794146
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         454,392
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         454,392
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,185,887
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.4%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone RE Capital Partners II L.P.

     I.R.S. Identification No. - 13-3794148
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         49,873
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         49,873
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     781,368
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.3%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone RE Offshore Capital Partners L.P.

     I.R.S. Identification No. - 13-3794149
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         87,732
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         87,732
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     819,227
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.3%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Holdings L.P.

     I.R.S. Identification No. - 13-3789506
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         2,394,697
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         731,495
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         2,394,697
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         731,495
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     3,126,192
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.2%
(14) TYPE OF REPORTING PERSON

     PN





                              Page 17 of 40

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     CR/RE L.L.C.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         27,078
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         27,078
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     495,548
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%
(14) TYPE OF REPORTING PERSON

     OO

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BRE Logan Hotel Inc.

     I.R.S. Identification No. - 13-3731847
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         31,957
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         31,957
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         None
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     31,957
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     Less than 0.1%
(14) TYPE OF REPORTING PERSON

     CO

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BRE/Cambridge L.L.C

     I.R.S. Identification No. - 13-3899337
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY


 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   / /

 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         263,025
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         263,025
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         None
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     263,025
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                   / /

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%
(14) TYPE OF REPORTING PERSON

     OO

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BRE/Ceriale L.L.C.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         468,470
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         468,470
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         None
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     468,470
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%
(14) TYPE OF REPORTING PERSON

     OO

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     RTZ Management Corp.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         14
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         14
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         None
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     14
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     Less than 0.1%
(14) TYPE OF REPORTING PERSON

     CO

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Associates L.P.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     00
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         8,824,632
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         8,824,632
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     8,824,632
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     3.3%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Associates II L.P.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         29,230,871
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         29,230,871
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     29,230,871
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     10.8%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blackstone Real Estate Management Associates II L.P.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         32,968,852
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         32,968,852
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     32,968,852
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     12.1%
(14) TYPE OF REPORTING PERSON

     PN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BREA L.L.C.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         11,219,329
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         11,219,329
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     11,219,329
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     4.1%
(14) TYPE OF REPORTING PERSON

     OO

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     BREA II L.L.C.


 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         32,968,852
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         32,968,852
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     32,968,852
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     12.1%
(14) TYPE OF REPORTING PERSON

     OO

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Peter G. Peterson

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         43,751,682
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         43,751,682
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     43,751,682
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.1%
(14) TYPE OF REPORTING PERSON

     IN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Stephen A. Schwarzman

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         43,751,682
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         43,751,682
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     43,751,682
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.1%
(14) TYPE OF REPORTING PERSON

     IN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John G. Schreiber

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         None
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         None
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         None
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         37,587,033
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     37,587,033
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     13.8%
(14) TYPE OF REPORTING PERSON

     IN

 (1) NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     John Ceriale

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)  / /

                                              (b)  /x/
 (3) SEC USE ONLY

 (4) SOURCE OF FUNDS

     Not Applicable
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                   / /
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
                               :    (7)  SOLE VOTING POWER
                               :
                               :         27,078
                               :    (8)  SHARED VOTING POWER
                               :
    NUMBER OF UNITS BENE-      :         468,470
    FICIALLY OWNED BY EACH     :    (9)  SOLE DISPOSITIVE POWER
    REPORTING PERSON WITH      :
                               :         27,078
                               :    (10) SHARED DISPOSITIVE POWER
                               :
                               :         468,470
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     495,548
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES

                                                   / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.2%
(14) TYPE OF REPORTING PERSON

     IN

Item 1.  Security and Issuer

          This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Host Marriott Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

          The Reporting Persons (as defined below in Item 2) do not own any Common Stock as of the date of this filing. However, the Reporting Persons presently have a contingent right to receive Common Stock upon the exercise of the Reporting Persons' right to redeem, for cash, certain Class A partnership units (the "OP Units") in Host Marriott, L.P. (the "Operating Partnership"). The Reporting Persons will receive Common Stock pursuant an exercise of such redemption of OP Units only if the Issuer, which is the general partner of the Operating Partnership, elects to assume the Operating Partnership's obligation to pay cash therefor by issuing its Common Stock (presently, on a one-for-one basis) in lieu of such cash to the redeeming Reporting Person. Such right to redeem OP Units and related contingent right to receive Common Stock is exercisable at the earliest on July 1, 1999 and is more fully described in the Contribution Agreement and Partnership Agreement (each as defined below in Item 6 and incorporated herein by reference).

Item 2.  Identity and Background.

          This Schedule 13D is being filed by: Blackstone Real Estate Partners II L.P., a Delaware limited partnership ("BRE II"); Blackstone Real Estate Holdings II L.P., a Delaware limited partnership ("BREH II"); Blackstone Real Estate Partners II T.E. 1 L.P., a Delaware limited partnership ("BRE II TE 1"); Blackstone Real Estate Partners II T.E. 2 L.P., a Delaware limited partnership ("BRE II TE 2"); Blackstone Real Estate Partners II T.E. 3 L.P., a Delaware limited partnership ("BRE II TE 3"); Blackstone Real Estate Partners II T.E. 4 L.P., a Delaware limited partnership ("BRE II TE 4"); Blackstone Real Estate Partners II T.E. 5 L.P., a Delaware limited partnership ("BRE II TE 5"); Blackstone Real Estate Partners I L.P., a Delaware limited partnership ("BRE I"); Blackstone Real Estate Partners Two L.P., a Delaware limited partnership ("BRE Two"); Blackstone Real Estate Partners Three L.P., a Delaware limited partnership ("BRE Three"); Blackstone Real Estate Partners IV L.P., a Delaware limited partnership ("BRE IV"); Blackstone RE Capital Partners L.P., a Delaware limited partnership ("BRECP"); Blackstone RE Capital Partners II L.P., a Delaware limited partnership ("BRECP II"); Blackstone RE Offshore Capital Partners L.P., a Delaware limited partnership ("BOC"); Blackstone Real Estate Holdings L.P., a Delaware limited partnership ("BREH"); CR/RE L.L.C., a Delaware limited liability company ("CRRE"); BRE/Ceriale L.L.C., a Delaware limited liability company ("BRE/Ceriale"); RTZ Management Corp., a Delaware corporation ("RTZ"); BRE Logan Hotel Inc., a Delaware corporation ("Logan"); BRE/Cambridge L.L.C., a Delaware limited liability company ("Cambridge"); the general partner of BRE I, BRE Two, BRE Three, BRE IV, BRECP,
BRECP II, and BOC, Blackstone Real Estate Associates L.P., a Delaware limited partnership ("BREA"); the general partner of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, and BRE II TE 5, Blackstone Real Estate Associates II L.P., a Delaware limited partnership ("BREA II"); the general partner of BREH II and BREA II, Blackstone Real Estate Management Associates II L.P., a Delaware limited partnership ("BREMA II"); the general partner of BREH and BREA, BREA L.L.C., a Delaware limited liability company ("BREA LLC"); the general partner of BREMA II, BREA II L.L.C., a Delaware limited liability company ("BREA II LLC"); Peter G. Peterson ("Peterson"); Stephen A. Schwarzman ("Schwarzman"); John G. Schreiber ("Schreiber"); and John Ceriale ("Ceriale").

          The principal business of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, BREH II, BRE I, BRE Two, BRE Three, BRE
IV, BRECP, BRECP II, BOC, BREH, CRRE, BRE/Ceriale, RTZ, Logan and
Cambridge consists of making various real estate-related investments including holding an equity interest in the Issuer. The principal business of BREA consists of acting as a general partner of BRE I, BRE
Two, BRE Three, BRE IV, BRECP, BRECP II, BOC and certain other real estate-related investment entities. The principal business of BREA II consists of acting as a general partner of BRE II, BRE II TE 1, BRE II TE
2, BRE II TE 3, BRE II TE 4, BRE II TE 5 and certain other real estate-related investment entities. The principal business of BREA LLC consists of acting as a general partner of BREA and BREH. The principal business of BREMA II consists of acting as a general partner of BREA II and BREH
II. The principal business of BREA II LLC consists of acting as a general partner of BREMA II. BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE
II TE 4, BRE II TE 5, BREH II, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC, BREH, CRRE, BRE/Ceriale, RTZ, Logan, Cambridge, BREA,
BREMA, BREA II, BREA LLC, BREA II LLC, Peterson, Schwarzman, Schreiber and Ceriale collectively are referred to herein as the "Reporting
Persons."

          The principal business and office address of all the Reporting Persons (except for Schreiber) is 345 Park Avenue, 31st Floor, New York, New York 10154. The principal business address of Schreiber is Schreiber Investments, 1115 East Illinois Road, Lake Forest, Illinois 60045.

          Peterson and Schwarzman are United States citizens and are the sole and founding members, and also serve as the Chairman and President, respectively, of BREA LLC and BREA II LLC. Peterson's principal occupation or employment is serving as Chairman of The Blackstone Group L.P. ("TBG"), an investment banking firm based in New York. Schwarzman's principal occupation or employment is serving as the President and CEO of TBG. Peterson and Schwarzman also serve as the founding members of each of Blackstone Group Holdings L.L.C. ("BGH"), which is the general partner of Blackstone Group Holdings L.P., a limited partner of TBG, Blackstone Management Associates II L.L.C. and Blackstone Management Partners L.L.C.

          Schreiber is a United States citizen, and his present principal occupation or employment is making real estate-related investments. Schreiber is a limited partner in BREA and BREA II.
Schreiber is also a director of the Issuer.

          Ceriale is a United States citizen, and his present principal occupation or employment is making real estate-related investments. He is an employee and partner of affiliates of Blackstone Real Estate Advisors L.P., which is an affiliate of TBG, and he is also a member with sole beneficial ownership of CRRE.

          During the last five years, none of the Reporting Persons has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 3.  Source and Amount of Funds or Other Consideration.

          The Reporting Persons acquired the contingent right to receive Common Stock together with the OP Units in consideration for certain assets contributed by affiliates of the Reporting Persons to the Operating Partnership (and the right to receive shares of Crestline Capital Corporation and cash) pursuant to the Contribution Agreement and Partnership Agreement. If and when a Reporting Person elects to redeem OP Units and the Issuer elects to issue its Common Stock in lieu of a distribution of cash by the Operating Partnership for the redeemed OP Units, no other consideration, except for the redemption of OP Units, will be given by the Reporting Persons.

Item 4.  Purpose of Transaction.

          The contingent right to receive Common Stock was acquired for the purpose of investment and liquidity pursuant to the Contribution Agreement. In addition, an affiliate of the Reporting Persons is entitled under the Contribution Agreement to designate one person to be nominated for election to the Board of Directors of the Issuer. Pursuant to the exercise of such right of nomination, Schreiber was so nominated and is a director of the Issuer.

          (a) Although the Reporting Persons have no present intention to do so, and subject to the restrictions contained in the Contribution Agreement and the Partnership Agreement (incorporated herein by reference), the Reporting Persons reserve the right to dispose of all or part of the shares of Common Stock acquired by them or to make additional purchases of or otherwise acquire beneficial ownership of additional shares of Common Stock.

          (b)-(i) Except as described above, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (b) through
(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          As of the date of this filing, the Reporting Persons own, in the aggregate, 43,778,760 OP Units, of which (i) up to 50% of such OP Units are redeemable (and at the Issuer's election, exchangeable for Common Stock on a one-for-one basis) beginning on July 1, 1999, (ii) an additional 25% of such OP Units may be redeemed (and at the Issuer's election, exchangeable for Common Stock on a one-for-one basis) beginning on October 1, 1999 and (iii) the remaining 25% of such OP Units may be redeemed (and at the Issuer's election, exchangeable for Common Stock on a one-for-one basis) beginning on January 1, 2000. Notwithstanding the foregoing, this Item 5 discloses the aggregate number of Common Stock (i.e., without giving effect to foregoing timetable) that the Reporting Persons may be deemed to beneficially own due to their right to redeem OP Units.

          Pursuant to the Contribution Agreement, (i) 40,486,234 OP Units were issued at $20.00 per Unit on December 30, 1999 and (ii) an additional 3,292,526 OP Units were issued effective January 1, 1999 at a price of $11.09 per share (which price was based upon the average closing price of a share of Common Stock for the ten-day period ending on March 30, 1999).

          As of the date of this filing, BRE II, BREH II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4 and BRE II TE 5 may be deemed to beneficially own 13,315,506 (or approximately 4.9% of the outstanding shares of Common Stock; all percentages herein are as of May 5, 1999, based upon best available information as of the date hereof), 3,737,981 (1.4%), 11,204,854 (4.1%), 484,448 (0.2%), 2,303,484 (0.9%), 468,555
(0.2%) and 985,554 (0.4%) shares of Common Stock, respectively. As of the date of this filing, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC and BREH may be deemed to beneficially own 4,356,783 (1.6%), 285,679 (0.1%), 2,771,544 (1.0%), 87,134 (less than 0.1%), 454,392
(0.2%), 49,873 (less than 0.1%), 87,732 (less than 0.1%) and 2,394,697
(0.9%) shares of Common Stock, respectively. As of the date of this filing, CRRE, Logan, Cambridge, Ceriale and RTZ may be deemed to beneficially own 27,078 (less than 0.1%), 31,957 (less than 0.1%), 263,025 (0.1%), 468,470 (0.2%) and 14 (less than 0.1%) shares of Common
Stock, respectively.

          Such shares of Common Stock represent, in the aggregate, 43,778,760 shares of Common Stock, or approximately 16.1% of the total number of shares of Common Stock outstanding as of May 5, 1999. As of the date of this filing, each of the above-mentioned Reporting Persons, acting through each of their respective direct or indirect general partners and members, has the sole power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Contribution Agreement and the Partnership Agreement) of the above mentioned shares of Common Stock beneficially owned by each such Reporting Person.

          In addition, by reason of their status as members of Cambridge, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC and BREH may be deemed to beneficially own the 263,025 (0.1%) shares of Common Stock beneficially owned by Cambridge. As of the date of this filing, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC and BREH have the shared power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Contribution Agreement and the Partnership Agreement) of the shares of Common Stock beneficially owned by Cambridge.

          In addition, by reason of their status as members of Ceriale, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC, BREH, BRE II, BREH II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5 and CRRE may be deemed to beneficially own the 468,470 (0.2%) shares of Common Stock beneficially owned by Ceriale. As of the date of this filing, BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II, BOC, BREH, BRE II, BREH II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5 and CRRE have the shared power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Contribution Agreement and the Partnership Agreement) of the shares of Common Stock beneficially owned by Ceriale.

          By reason of its status as the general partner of BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II and BOC, BREA has the shared power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock owned by such entities (in each case to the extent that BRE I, BRE Two, BRE Three, BRE IV, BRECP, BRECP II and BOC have such power) and, accordingly, may be deemed to beneficially own 8,824,632 (3.3%) shares of Common Stock.

          By reason of its status as the general partner of BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, BREA II has the shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock owned by such entities (in each case to the extent that BRE II, BRE II TE 1, BRE II TE 2, BRE II TE 3, BRE II TE 4, BRE II TE 5, have such power) and, accordingly, may be deemed to beneficially own 29,230,871 (10.8%) shares of Common Stock.

          By reason of the requirement that any disposition of an investment (directly or indirectly) by entities to which BREA and BREA II serves as general partner requires the approval of Schreiber, Schreiber has shared power to dispose or direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by BREA and BREA II (in each case to the extent that BREA and BREA II has such power) and, accordingly, may be deemed to beneficially own 37,587,033 (13.8%) shares of Common Stock which may be deemed to be beneficially owned by BREA and BREA II.

          By reason of its status as the general partner of BREA and BREH, BREA LLC has the shared power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by BREA and BREH (in each case to the extent that the BREA and BREH have such power) and, accordingly, may be deemed to beneficially own 11,219,329 (4.1%) shares of Common Stock.

          By reason of its status as the general partner of BREA II and BREH II, BREMA II has the shared power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by BREA II and BREH II (in each case to the extent that the BREA II and BREH II have such power) and, accordingly, may be deemed to beneficially own 32,968,852 (12.1%) shares of Common Stock.

          By reason of its status as the general partner of BREMA II, BREA II LLC has the shared power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by BREA II and BREH II (in each case to the extent that the BREA II and BREH II have such power) and, accordingly, may be deemed to beneficially own 32,968,852 (12.1%) shares of Common Stock.

          By reason of their ability to control BREA LLC, BREA II LLC, RTZ and Logan, Peterson and Schwarzman have shared power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock that may be deemed to be beneficially owned by BREA LLC, BREA II LLC, RTZ and Logan (in each case to the extent that BREA LLC, BREA II LLC, RTZ and Logan have such power) and, accordingly, may be deemed to beneficially own 43,751,682 (16.1%) shares of Common Stock.

          By reason of his status as a member with sole beneficial ownership of CRRE, Ceriale may be deemed to beneficially own, in the aggregate, the 495,548 (0.2%) shares of Common Stock beneficially owned by CRRE. As of the date of this filing, Ceriale has the sole and shared power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Contribution Agreement and the Partnership Agreement) of the shares of Common Stock beneficially owned by CRRE.

          To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as otherwise disclosed herein.

          Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons declare that the filing of this statement shall not be construed as an admission that any such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Contribution Agreement. Pursuant to the Contribution Agreement, the Reporting Persons have agreed that the OP Units owned by the Reporting Persons (and their permitted transferees) are redeemable for cash or (at the election of the Issuer) shares of Common Stock (on a one-for-one basis) only as follows: (i) up to 50% of the OP Units may be redeemed beginning July 1, 1999, (ii) an additional 25% of the OP Units may be redeemed beginning October 1, 1999 and (iii) the remaining 25% of the OP Units may be redeemed beginning January 1, 2000. Pursuant to a Registration Rights Agreement, dated December 30, 1998, with the Issuer, the Reporting Persons (and their permitted transferees), upon conversion of the OP Units into shares of Common Stock, are entitled to certain registration rights.

          Under the Contribution Agreement, the Issuer and Operating Partnership have agreed to grant the Reporting Persons an exemption from the 4.9 percent ownership limitation contained in the Partnership
Agreement (as discussed further below).

          Pursuant to the Contribution Agreement, for so long as the Reporting Persons own at least 5 percent of the outstanding OP Units, Blackstone Real Estate Acquisitions L.L.C. ("BRE Acquisitions"), an affiliate of the Reporting Persons, has the right to designate one person, and the Issuer shall cause such person, to be included in the slate of directors nominated for election to the Board of Directors of the Issuer.

          The Contribution Agreement also contains standstill provisions which prohibit certain activities of the Reporting Persons with respect to the Issuer and the Operating Partnership. Such provisions provide that (except as permitted under the Contribution Agreement or if previously authorized by the Issuer) prior to the earlier of (i) December 30, 2003 and (ii) the date on which the Contributors and BRE Acquisitions, considered together, no longer own more than 5% of the outstanding Common Stock or OP Units, the Contributors and BRE Acquisitions will not, and will use their best efforts to cause their respective affiliates to not, among other things (A) acquire any securities so as to beneficially own, in aggregate, more than 9.8% of any class of voting securities of the Issuer or the Operating Partnership or so as to violate the articles of incorporation of the Issuer or the Partnership Agreement, (B) sell or otherwise dispose of any voting securities of the Issuer or the Operating Partnership in violation of the articles of incorporation of the Issuer or the Partnership Agreement, (C) solicit proxies in opposition to a recommendation of the Board of Directors of the Issuer, (D) propose any merger, tender or exchange offer or similar transaction involving the Issuer or acquire a material portion of the assets of the Issuer or (E) seek to appoint, elect or remove any member of the Board of Directors of the Issuer or make any public statements proposing or suggesting any change in the Board of Directors or management of the Issuer.

          The description of the Contribution Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 3-5 hereto, which is incorporated herein by reference.

          Partnership Agreement. The Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement"), filed herewith as Exhibit 2 and incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998, contains provisions pertaining to, among other things, capital contributions, distributions, allocations, management and operations of the Operating Partnership's business, transfers and withdrawals. The Partnership Agreement provides that, subject to certain permitted transfers to related entities, the OP Units are not transferable to third parties.

         The Partnership Agreement also provides that the OP Units are redeemable, at the option of the Reporting Persons, for cash in an amount equal to the fair market value of one share of Common Stock for each OP Unit redeemed; provided, however, that the Issuer may, at its election, issue to the Reporting Persons (in lieu of the cash payment referred to above) a number of shares of Common Stock equal to the number of OP Units redeemed by the Reporting Persons.

          The Partnership Agreement provides further that, unless pursuant to an exception granted by the Issuer, no person or entity may constructively own (determined in accordance with applicable provisions of the Internal Revenue Code of 1986) more than 4.9 percent of the OP Units. Pursuant to the Contribution Agreement, the Issuer has provided the Reporting Persons an exception to such ownership limitation so long as the Reporting Persons do not increase their constructive ownership of OP Units.

          The description of the Partnership Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 2 hereto, which is incorporated herein by reference.

          Except as set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including the transfer or loaning of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be filed as Exhibits.

                            INDEX OF EXHIBITS

             Description

Exhibit 1 Joint Filing Agreement and Power of Attorney dated as of May 13, 1999, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2 Second Amended and Restated Agreement of Limited Partnership of the Issuer, incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A, dated October 10, 1998.

Exhibit 3 Contribution Agreement dated as of April 16, 1998 by and among the Issuer, the Operating Partnership, and the Contributors (as defined therein), incorporated by reference to Exhibit 10.18 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 4 Amendment #1 to Contribution Agreement, dated May 8, 1998, incorporated by reference to Exhibit 10.19 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 5 Amendment #2 to Contribution Agreement, dated May 18, 1998, incorporated by reference to Exhibit 10.20 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

                                SIGNATURES

                 After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1999

                          BLACKSTONE REAL ESTATE PARTNERS I L.P.

                          BLACKSTONE REAL ESTATE PARTNERS TWO L.P.

                          BLACKSTONE REAL ESTATE PARTNERS THREE L.P.

                          BLACKSTONE REAL ESTATE PARTNERS IV L.P.

                          BLACKSTONE RE CAPITAL PARTNERS L.P.

                          BLACKSTONE RE CAPITAL PARTNERS II L.P.

                          BLACKSTONE RE OFFSHORE CAPITAL PARTNERS L.P.

                          BLACKSTONE REAL ESTATE HOLDINGS L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II L.P.

                          BLACKSTONE REAL ESTATE HOLDINGS II L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.1 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.2 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.3 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.4 L.P.

                          BLACKSTONE REAL ESTATE PARTNERS II.TE.5 L.P.

                          CR/RE L.L.C.

                          BRE LOGAN HOTEL INC.

                          BRE/CAMBRIDGE L.L.C.

                          BRE/CERIALE L.L.C.

                          RTZ MANAGEMENT CORP.

                          BLACKSTONE REAL ESTATE ASSOCIATES L.P.

                          BLACKSTONE REAL ESTATE ASSOCIATES II L.P.

                          BLACKSTONE REAL ESTATE MANAGEMENT
                            ASSOCIATES II L.P.

                          BREA L.L.C.

                          BREA II L.L.C.

                          PETER G. PETERSON

                          STEPHEN A. SCHWARZMAN

                          JOHN G. SCHREIBER

                          JOHN CERIALE


                 By:         /s/  Gary M. Sumers
                          -----------------------
                          Name:  Gary M. Sumers
                          Title: Attorney-in-fact

                            INDEX OF EXHIBITS

             Description

Exhibit 1 Joint Filing Agreement and Power of Attorney dated as of May 13, 1999, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2 Second Amended and Restated Agreement of Limited Partnership of the Issuer, incorporated by reference to Exhibit 3.1 to the Registration Statement of the Issuer on Form S-4/A, dated October 10, 1998.

Exhibit 3 Contribution Agreement dated as of April 16, 1998 by and among the Issuer, the Operating Partnership, and the Contributors (as defined therein), incorporated by reference to Exhibit 10.18 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 4 Amendment #1 to Contribution Agreement, dated May 8, 1998, incorporated by reference to Exhibit 10.19 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.

Exhibit 5 Amendment #2 to Contribution Agreement, dated May 18, 1998, incorporated by reference to Exhibit 10.20 to the Registration Statement of the Issuer on Form S-4/A dated October 10, 1998.